August 31, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Mail Stop 4561

Attn:	Kathleen Collins, Accounting Branch Chief
Melissa Feider, Staff Accountant

Re:	Zillow, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 2, 2012
File No. 001-35237

Dear Ms. Collins:

This letter responds to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 30, 2012 (the “Comment Letter”) relating to the above-referenced Annual Report on Form 10-K of Zillow, Inc. (the “Company” or “Zillow”) for the Fiscal Year Ended December 31, 2011 (the “Form 10-K”).

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Unless otherwise indicated, page references in the text of this letter correspond to the pages of the Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

1.	Your current MD&A disclosures attribute the increase in marketplace revenue to the increase in the number of subscribers, which you quantify, and an increase in the average price paid for Premier Agent subscriptions sold during the period, which you do not quantify. We understand from your response to prior comment 1 that subscription prices vary significantly across zip codes. However, it is unclear why that would preclude you from discussing, at a minimum, the percentage increase in the average price paid for Premier Agent subscriptions. Further, to the extent that the average price paid per subscription is being impacted by sales in certain regions, it would seem that such information would also be meaningful to investors. Please explain further why you cannot quantify this information and tell us your consideration to include a discussion regarding how the various regions (zip codes) impact your results of operations. Lastly, please clarify whether management uses average price information in any form (either on a company-wide basis or by region) as a performance indicator in managing your business.

August 31, 2012

Response: The Company respectfully acknowledges the Staff’s comment regarding the average price paid for Premier Agent subscriptions and confirms to the Staff that the Company will revise its disclosures in its next quarterly report on Form 10-Q and annual report on Form 10-K to include discussions of the amount of the average monthly Premier Agent revenue per Premier Agent subscriber.

In regards to the Staff’s comment related to how various regions (zip codes) impact the Company’s results of operations, the Company confirms to the Staff that the Company’s management does not evaluate the results of operations of the Company on a regional or zip code basis. Specifically, the Company’s sales team is not structured on a regional basis. As noted in the Company’s August 23, 2012 letter responding to the Staff’s comment letter dated August 20, 2012, the pricing of the Company’s Premier Agent subscriptions varies significantly across zip codes. According to the U.S. Postal Service, there are approximately 42,000 zip codes in the U.S. Because of the large number of zip codes in the United States, it is not possible to meaningfully quantify how certain zip codes impact the average price paid per Premier Agent subscriber and the Company’s results of operations. The Company confirms to the Staff that the Company’s management does not use average price information on a regional or zip code basis as a performance indicator in managing the Company’s business.

The Company respectfully acknowledges to the Staff that disclosure of the average monthly Premier Agent revenue per Premier Agent subscriber may be meaningful to investors and also meaningful as a performance indicator in managing the Company’s business. The Company’s management will therefore begin to evaluate and disclose the average monthly Premier Agent revenue per Premier Agent subscriber on a company-wide basis.

2.	We note from your disclosures on pages 39 and 41 that total marketplace revenue increased 238% from fiscal 2009 to 2010 and 219% from fiscal 2010 to 2011, which appears to indicate a decreasing trend in the overall growth for this revenue stream. However, based on the information provided in your response to comment 2, it appears that your Premier Agent subscription revenues have experienced an increasing trend in revenue growth. While we note that the company does not currently consider your Zillow Mortgage Marketplace revenues or the changes in such revenues to be a material revenue stream, to the extent that changes in such revenues are masking positive growth trends in your Premier Agent subscription revenues, it would seem that a separate discussion of these revenues streams would be meaningful to investors. In addition, it is unclear how useful information regarding the number of subscribers to your Premier Agent program is without also disclosing the related revenues. Please explain.

Response: The Company respectfully acknowledges the Staff’s comment and will revise its disclosures in its next quarterly report on Form 10-Q and annual report on Form 10-K to include discussions of the amount of the average monthly Premier Agent revenue per Premier Agent subscriber.

August 31, 2012

As noted in the Company’s August 23, 2012 letter responding to the Staff’s comment letter dated August 20, 2012, the Company does not currently consider the Zillow Mortgage Marketplace revenue stream and/or changes in this revenue stream to be material, and therefore has not disclosed the amount of or changes in revenue generated by Zillow Mortgage Marketplace in MD&A. Further, the Company will continue to monitor the revenue generated by Zillow Mortgage Marketplace and will make additional disclosures in the event the revenue stream becomes material to the financial statements or if the Company determines that such disclosure would aid the reader in understanding the Company’s business. The Company believes that disclosure of the number of subscribers to the Premier Agent program will provide more useful information with respect to total marketplace revenue when supplemented in future filings with additional discussion of the change in the amount of the average monthly Premier Agent revenue per Premier Agent subscriber. Further, as a result of disclosing the Company’s average monthly Premier Agent revenue per Premier Agent subscriber in future filings, the Company believes that any growth trends in the Company’s Premier Agent subscription revenues would be readily apparent.

Critical Accounting Policies and Estimates, page 47

3.	In your response to prior comment 5 you include a discussion of the changes you intend to make to your critical accounting policy disclosures in future filings as it relates to your accounting for goodwill and the recoverability of intangible assets with definite lives and other long-lived assets. Please note that our comment was not limited to these two policies. Please confirm that you will also revise your discussion of your other critical accounting policies and estimates pursuant to the guidance in SEC release 33-8350. In addition, with regards to the proposed revisions to your goodwill policy discussion, please consider expanding your disclosures further to include a more comprehensive discussion regarding the qualitative factors considered in assessing your goodwill for impairment.

Response: The Company respectfully notes the Staff’s comment and confirms that, beginning with its annual report on Form 10-K for the year ended December 31, 2012, the Company will expand the discussion regarding critical accounting policies and estimates pursuant to the guidance in SEC release 33-8350 for each of the Company’s critical accounting policies and estimates including revenue recognition, the allowance for doubtful accounts, website and software development costs, goodwill, recoverability of intangible assets with definite lives and other long-lived assets and share-based compensation. The Company also confirms to the Staff that it will expand the disclosures further in regards to the goodwill policy discussion to include a more comprehensive discussion regarding the qualitative factors considered in assessing the Company’s goodwill for impairment.

August 31, 2012

We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact the undersigned at (206) 470-7122.

Respectfully submitted,

/s/ Chad M. Cohen

Chad M. Cohen

cc (w/o enc.):	Spencer M. Rascoff
Kathleen Philips
David F. McShea